
May 30, 2023

Paul Galvin
Chief Executive Officer
Safe & Green Development Corp
5011 Gate Parkway
Building 100, Suite 100
Jacksonville, FL 32256

> **Re: Safe & Green Development Corp**
> **Amendment No. 3 to Form 10-12B**
> **Filed May 17, 2023**
> **File No. 001-41581**

Dear Paul Galvin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Amendment No. 3 to Form 10 filed May 17, 2023

General

1. Please update your financial information consistent with the guidance outlined within Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Leslie Marlow, Esq.